S 13026290 MMISSION

SEC Mail Processing Section

DEC 26 2013

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 18333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 01,2012 (MM/DD/YY) AND ENDING October 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIBC World Markets Corp. and Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

425 Lexington Avenue
(No. and Street)

New York	N.Y.	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Brown — (212)667-8082 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	N.Y.	10036-6523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel R. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIBC World Markets Corp., as of October 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CAROL D. NEMEREVER
~~NOTARY PUBLIC-STATE OF NEW YORK~~
No. 01NE6230923
Qualified in New York County
My Commission Expires November 15, 2014

Daniel R. Brown
Signature

Chief Financial Officer
Title

Carol D. Nemerever
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

CIBC World Markets Corp. and Subsidiaries
October 31, 2013
With Report of Independent Registered Public Accounting Firm

(SEC I.D. No.8-18333)

Ernst & Young LLP

ERNST & YOUNG

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2013

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: 212 773 3000

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
CIBC World Markets Corp. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of CIBC World Markets Corp. and Subsidiaries (the "Company") as of October 31, 2013, and the related notes to the consolidated statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

ERNST & YOUNG

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of CIBC World Markets Corp. and Subsidiaries at October 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

December 19, 2013

CIBC World Markets Corp. and Subsidiaries

Consolidated Statement of Financial Condition

October 31, 2013
(000's Omitted, Except for Share and Par Value Information)

Assets	
Cash and cash equivalents	$ 33,087
Securities purchased under resale agreements	1,606,034
Securities borrowed	306,218
Receivable from broker-dealers and clearing organizations	60,010
Receivable from customers	2,944
Trading assets, at fair value, including $25,000 securities segregated in accordance with Rule 15c3-3	292,099
Due from affiliates – income taxes	30,091
Due from affiliates – service fees	19,573
Other assets	47,584
Total assets	$ 2,397,640
Liabilities and shareholders' equity	
Liabilities:	
Short-term note payable	$ 571
Securities sold under repurchase agreements	1,076,096
Securities loaned	223,026
Payable to broker-dealers and clearing organizations	4,264
Payable to customers	31,259
Securities sold, not yet purchased, at fair value	166,356
Accrued employee compensation and benefits	86,074
Due to affiliates – service fees	479
Other liabilities and accrued expenses	6,623
	1,594,748
Shareholders' equity:	
Common stock, par value $0.25 per share; 6,800,000 shares authorized; 6,758,298 shares issued and outstanding	1,690
Additional paid-in capital	911,360
Accumulated deficit	(95,698)
Accumulated other comprehensive loss	(14,460)
	802,892
Total liabilities and shareholders' equity	$ 2,397,640

See notes to consolidated statement of financial condition.

CIBC World Markets Corp. and Subsidiaries

Notes to Consolidated Statement of Financial Condition

October 31, 2013
(000's Omitted)

1. Organization and Significant Accounting Policies

Basis of Presentation

The Consolidated Statement of Financial Condition includes the accounts of CIBC World Markets Corp., a registered broker-dealer, and its wholly owned subsidiaries (collectively, the "Company"). Effective October 31, 2013, CIBC World Markets Holdings Inc. was merged into CIBC Delaware Holdings Inc. ("DHI"). DHI then changed its name to CIBC USA Holdings Inc. ("CIBC USA"). The Company is a subsidiary of CIBC USA. CIBC USA is a wholly owned subsidiary of CIBC World Markets Inc. ("WMI"). WMI is ultimately a wholly owned subsidiary of the Canadian Imperial Bank of Commerce ("CIBC" or the "Parent"), Toronto, Canada. The Company's operating results and financial condition could be significantly different from those that would have been obtained if the Company had been autonomous.

The accompanying Consolidated Statement of Financial Condition of the Company as of October 31, 2013 has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board ("FASB"). All intercompany balances have been eliminated upon consolidation.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective since November 1, 2012.

Nature of Business

The Company provides its clients and counterparties with a full range of services in connection with securities transactions, investment banking, and acting as a broker and dealer in securities.

Securities and Commodities Transactions

The Company executes trades in securities for customers on both an agency and principal basis. Customers' securities transactions are recorded on a settlement date basis. Company transactions in securities and commodities are recorded on a trade date basis.

1. Organization and Significant Accounting Policies (continued)

Trading Assets and Securities Sold, Not Yet Purchased

Trading assets and securities sold, not yet purchased, are recorded at fair value. The fair values of trading positions are based on the amount at which the instrument could be exchanged in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, *Financial Instruments*, permits entities to choose to measure many financial instruments and certain other items at fair value. For these items, the Company has not exercised the option to adopt fair value for the current fiscal year.

Investment Banking

Investment banking revenues include gains, losses and fees which are net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, financial restructuring and advisory services. Investment banking management fees are recorded on the offering date, while sales concessions and underwriting fees are recorded at the time the underwriting is irrevocable and when income is reasonably determinable.

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are treated as collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and the transferor will obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These agreements are recorded at the amounts at which they will be subsequently resold or repurchased plus accrued interest. As these transactions are short-term in nature, their carrying amounts are a reasonable estimate of fair value.

(000's Omitted)

1. Organization and Significant Accounting Policies (continued)

Securities Purchased Under Resale Agreements and Securities Sold Under Repurchase Agreements (continued)

The Company's policy is to take possession of securities purchased under resale agreements, except under tri-party agreements where they are held by a third party custodian. Securities purchased under resale agreements and securities sold under repurchase agreements with the same counterparty are reported on a net basis on the Consolidated Statement of Financial Condition if the conditions of ASC 860, *Transfers and Servicing*, are met.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned.

The Company monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are recorded at contract value on the Consolidated Statement of Financial Condition. Securities borrowed and securities loaned transactions are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

Collateral

The Company accepts and pledges collateral in connection with secured financing and securities borrowing transactions. Agreements covering these transactions may permit the secured party to sell or repledge the collateral. The Company monitors the risk of loss by assessing the fair value of the collateral accepted or pledged as compared with the related receivable, payable or other collateral exchanged, and requests additional collateral where deemed appropriate.

Collateral accepted from securities purchased under resale agreements, and securities borrowed transactions is used to cover short positions, to enter into secured financing transactions, and to satisfy deposit requirements with clearing organizations.

1. Organization and Significant Accounting Policies (continued)

Furniture, Fixtures, Equipment, Software, and Leasehold Improvements

Furniture, fixtures and leasehold improvements are carried at cost, less accumulated depreciation and amortization and are included in other assets on the Consolidated Statement of Financial Condition. Depreciation of furniture and fixtures is provided on a straight-line basis over a period of 4 to 15 years. Depreciation of computer equipment and software is provided on a straight-line basis over a period of 2 to 7 years. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the economic useful lives of the improvements or the terms of the leases.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Estimates and assumptions are primarily made in the area of accounting for financial instruments, income taxes, contingent liabilities and employee pension and post-retirement benefits. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Consolidated Statement of Financial Condition date.

Income Taxes

The Company uses the asset and liability method to provide for deferred income taxes. The asset and liability method requires that deferred income taxes reflect the expected future tax effect of temporary differences between the carrying amounts of assets or liabilities and their tax bases. These temporary differences as well as unused tax losses and other tax attributes are tax-effected at rates expected to be in effect in the taxation year when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce any deferred income tax asset to an amount that is more-likely-than-not to be realized.

1. Organization and Significant Accounting Policies (continued)

Accounting for Uncertainty in Income Taxes

ASC 740, *Income Taxes* ("ASC 740"), requires that an entity recognize in the Consolidated Statement of Financial Condition the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position are measured at an amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination.

Share-Based Payments

The Company provides compensation to certain employees in the form of stock options, restricted share-based awards ("RSAs") and/or performance share units ("PSUs"). Forfeitures are required to be estimated upfront in the year an award is granted and are periodically reassessed and adjusted to reflect actual forfeitures. The holders of RSAs and PSUs are entitled to receive a cash dividend based on the dividends declared on the common stock of CIBC.

Limited Partnerships

According to ASC 810, *Consolidation* ("ASC 810"), variable interest entities ("VIEs") lack one or more of the characteristics of a voting interest entity. Under ASC 810, the determination of whether to consolidate a VIE is based on the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, together with either the obligation to absorb losses or the right to receive benefits that could be significant to the VIE, as well as the VIE's purpose and design. The Company does not hold any investments in entities considered to be VIEs.

When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies, the Company accounts for its investment in accordance with the equity method of accounting prescribed by ASC 323, *Investments – Equity Method and Joint Ventures*. This generally applies to cases in which the Company owns a voting or economic interest of between 20 and 50 percent.

1. Organization and Significant Accounting Policies (continued)

Limited Partnerships (continued)

The Company uses the accounting guidance issued by ASC 810 when determining whether a general partner controls a limited partnership. ASC 810 is based on the fundamental principle that a general partner in a limited partnership is presumed to control the limited partnership, regardless of the extent of its ownership interest. Consequently, a general partner is required to consolidate the partnership unless the presumption of control can be overcome. The Company invests as a general partner in partnership structures that have another unrelated general partner. They work jointly to manage the partnership. Neither general partner can individually control or direct the actions of the partnership, therefore the Company's interest in these partnerships are accounted for under the equity method.

Accounting for Defined Benefit Pension and Other Post-retirement Plans

ASC 715, *Compensation – Retirement Benefits* ("ASC 715"), requires an entity to recognize the over-funded or under-funded status of a defined benefit post-retirement plan as an asset or liability in its Consolidated Statement of Financial Condition. ASC 715 also requires an entity to measure the funded status of a plan at the Consolidated Statement of Financial Condition date.

Fair Value Measurements

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Netting

Options are recognized on a gross basis on the Consolidated Statement of Financial Condition. The fair value of options does not include the netting of collateral held, if any.

(000's Omitted)

1. Organization and Significant Accounting Policies (continued)

New Accounting Pronouncements

ASU 2011-03, *Consideration of Effective Control on Repurchase Agreements* ("ASU 2011-03"), deals with the accounting for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. ASU 2011-03 changes the rules for determining when these transactions should be accounted for as financings, as opposed to sales. The guidance in ASU 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011. The guidance should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date. Early adoption is not permitted. The adoption of ASU 2011-03 did not materially impact the Consolidated Statement of Financial Condition.

ASU 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11") requires entities to disclose additional information about financial instruments and derivative instruments in order to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. ASU 2013-01, *Balance Sheet: Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ("ASU 2013-01") serves to clarify the scope of financial instruments included in ASU 2011-11 as there was concern about diversity in practice. The objective of these updates is to support further convergence of US GAAP and IFRS requirements. The amendments are effective for fiscal years beginning on or after January 1, 2013. The adoption of ASU 2011-11 and ASU 2013-01 will not materially impact the Consolidated Statement of Financial Condition.

2. Cash and Cash Equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major banks or the Parent. Cash equivalents are highly liquid overnight deposits held in the ordinary course of business.

(000's Omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations

The components of receivable from broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations as of October 31, 2013 are as follows:

Receivable from broker-dealers and clearing organizations:		
Clearing organizations	$	14,474
Securities failed to deliver		91
Investment banking receivable		3,334
Receivable from Oppenheimer		25,000
Net trade date accrual		12,940
Other		4,171
	$	60,010
Payable to broker-dealers and clearing organizations:		
Clearing organizations	$	190
Securities failed to receive		58
Investment banking payable		1,746
Broker-dealers		1,346
Other		924
	$	4,264

Securities failed to deliver and securities failed to receive are substantially short-term in nature, and accordingly, their carrying amounts are a reasonable estimate of fair value.

(000's Omitted)

3. Receivable from Broker-Dealers and Clearing Organizations and Payable to Broker-Dealers and Clearing Organizations (continued)

Effective January 1, 2008, the Parent sold the Company's U.S. based investment banking, leveraged finance, equities, and related debt capital markets businesses and its Israeli investment banking and equities business (the "Transferred Business") to Oppenheimer & Co. Inc. ("Oppenheimer"). The sale to Oppenheimer of certain other U.S. capital markets-related business located in the United Kingdom and Asia closed in the fourth quarter of 2008. In consideration, Oppenheimer provided the Parent warrants for one million shares of Oppenheimer exercisable at the end of five years. In addition, Oppenheimer was contractually obligated to pay the Company a minimum deferred purchase price of $25,000 at the end of five years based on the earnings of the Transferred Business. Oppenheimer has not paid the deferred purchase price to the Company and has placed the funds in escrow pending the outcome of legal proceedings (referred to in Note 12 below). Accordingly, included in receivable from broker-dealers and clearing organizations on the Consolidated Statement of Financial Condition is $25,000 which represents the deferred purchase price.

4. Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for these receivables.

5. Secured Financing Transactions

At October 31, 2013, the fair value of collateral accepted under securities purchased under resale agreements and securities borrowed transactions was $1,906,685 all of which was sold or re-pledged.

In transactions where the Company acts as the net borrower in a securities exchange, the securities borrowed and pledged are treated as off-balance-sheet transactions. At October 31, 2013, the Company had pledged securities with a fair value of approximately $355,456 against borrowed securities with a fair value of approximately $347,914.

6. Fair Value Measurements

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the value of the Company's investments are summarized in three levels. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3 – Significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments).

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Common stocks, exchange-traded options and U.S. government securities: Common stocks and exchange-traded options are valued at the closing price; U.S. government securities are valued at the last price from active markets.

Corporate bonds: Corporate bonds are valued using dealer quotes, bond market activity, and other market observable movements.

Certificates of deposit: Certificates of deposit are valued using dealer quotes and other market observable activity.

Unregistered investment companies: The Company's investments in unregistered investment companies are valued based upon the Company's applicable ownership interest in the net assets. Net assets include gains/losses on underlying investments of the unregistered investment company as well as other income/expenses of the unregistered investment company.

(000's Omitted)

6. Fair Value Measurements (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's investments at fair value as of October 31, 2013.

	Assets at Fair Value as of October 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 38,671	$ –	$ –	$ 38,671
U.S. government securities	31,882	–	–	31,882
Corporate bonds	–	164,613	–	164,613
Certificates of deposit	–	3,528	–	3,528
Exchange-traded options	46,494	–	–	46,494
Unregistered investment companies	–	–	6,911	6,911
Total trading assets, at fair value	$ 117,047	$ 168,141	$ 6,911	$ 292,099

	Liabilities at Fair Value as of October 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stocks	$ 23,570	$ –	$ –	$ 23,570
U.S. government securities	22,104	–	–	22,104
Corporate bonds	–	70,690	–	70,690
Exchange-traded options	49,992	–	–	49,992
Total securities sold, not yet purchased, at fair value	$ 95,666	$ 70,690	$ –	$ 166,356

There have been no transfers between Level 1, Level 2 or Level 3 assets or liabilities since October 31, 2012.

6. Fair Value Measurements (continued)

Trading assets with a market value of $25,000 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3.

The majority of the Company's investments in unregistered investment companies balance relates to a single company which is commencing an orderly wind down and making liquidating distributions to the company's members. The Company may not redeem this investment without prior approval from the unregistered investment company's board of directors.

7. Securities Sold, Not Yet Purchased, at Fair Value

The Company may sell securities short. A short sale is a transaction whereby the Company sells securities it does not own in anticipation of a decline in the market price of the securities as part of a hedging strategy or to facilitate a transaction. The Company is obligated to repurchase the securities at their market price at the time of replacement. Cash related to short sales is restricted until the securities are purchased. Short sales involve certain risks and special considerations. Possible losses from short sales differ from losses that could be incurred from the purchase of a security because losses from short sales are not limited, whereas losses from purchases cannot exceed the total amount invested.

8. Derivative Financial Instruments

In the normal course of business, the Company utilizes derivative financial instruments in connection with its trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are impacted by the following primary underlying risks: interest rate and credit risks (which includes issuer and counterparty risk). The Company records its derivatives at fair value.

Notional amounts, which represent the sum of gross long and short derivatives contracts provide an indication of the volume of the Company's derivative activity; however, they do not represent anticipated losses.

The notional or contractual amounts below do not represent the potential market risk to the Company. Generally, these instruments are hedged with offsetting positions or are utilized to reduce the Company's market risk.

8. Derivative Financial Instruments (continued)

Similarly, the notional or contractual amounts of these instruments do not represent the Company's exposure to credit risk. Credit risk arises from the failure of the counterparty to perform according to the terms of the contract.

Options

The Company enters into option transactions to facilitate client orders, hedge Company risk and for investment purposes. Option contracts purchased give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options contracts purchased require the payment of premiums in exchange for the right to purchase or sell underlying instruments at various strike prices and maturities. When the Company purchases options, the premium paid by the Company is recorded as an asset and is subsequently adjusted to the fair value of the option purchased. As a purchaser of an option contract, the Company is subject to credit risk since the counterparty is obligated to make payments under the terms of the option contract if the Company exercises the option.

Options written obligate the Company to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price. Alternatively, the Company would provide a cash settlement to the holder in the amount of the difference between the strike price of the option and the current market value. Options written by the Company may expose the Company to the market risk of an unfavorable change in the financial instrument underlying the written option.

As a writer of options, the Company receives premiums in exchange for bearing the risk of unfavorable changes in the price of the underlying instruments. When the Company writes options, the premium received by the Company is recorded as a liability and is subsequently adjusted to the fair value of the option written. If a written put option is exercised, the premium received reduces the cost basis of the security purchased by the Company.

8. Derivative Financial Instruments (continued)

Options (continued)

The contractual or notional amounts of exchange-traded options as of October 31, 2013 are set forth below:

	Notional	Fair Value
Exchange-traded options:		
Purchased	$ 1,927,413	$ 46,494
Written	$ 2,087,838	$ 49,992

Exchange-traded options are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of exchange-traded options purchased and written at October 31, 2013 are included in trading assets, at fair value and securities sold, not yet purchased at fair value, respectively.

Futures Contracts

The Company is subject to interest rate and equity price risk in the normal course of pursing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against changes in the value of interest rates. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

The purchase and sale of futures contracts requires margin deposits with a Futures Commission Merchant ("FCM"). Futures contracts provide reduced counterparty risk to the Company since futures are exchange-traded, and the exchange's clearinghouse, as the counterparty to all exchange-traded futures, guarantees the futures against default.

The Commodity Exchange Act requires an FCM to segregate all customer transactions and assets from the FCM's proprietary activities. A customer's cash and other equity deposited with the FCM are considered commingled with all other customer funds subject to the FCM's segregation requirements. In the event of an FCM's insolvency, recovery may be limited to the Company's pro rata share of segregated customer funds available. It is possible that the recovery amount could be less than the total of cash and other equity deposited. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to cash and other equity deposited with the FCM.

8. Derivative Financial Instruments (continued)

Futures Contracts (continued)

The contractual or notional amounts of exchange-traded futures contracts as of October 31, 2013 are set forth below:

	Notional	Fair Value
Exchange-traded futures contracts:		
Commitments to sell	$ 35,896	$ (789)

Exchange-traded futures contracts are reflected at fair value in the Consolidated Statement of Financial Condition. The fair value of exchange-traded futures contracts at October 31, 2013 is included in receivable from broker-dealers and clearing organizations.

9. Related Party Transactions

In the normal course of business, the Company engages in various transactions with CIBC and affiliates. These transactions include, but are not limited to, securities purchased under resale agreements and securities sold under repurchase agreements, securities loaned, trade execution and custodial services, and services related to investment banking and financial products activities. In addition, certain revenues and expenses for shared services are allocated among affiliates and the Company on an agreed-upon basis in accordance with CIBC policy.

The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice. The Company does not consider payments made under these contracts to be related party transactions.

(000's Omitted)

9. Related Party Transactions (continued)

The following amounts related to transactions with CIBC and affiliates are included in the accompanying Consolidated Statement of Financial Condition:

Assets	
Cash	$ 1,447
Securities purchased under resale agreements	246,811
Receivable from broker-dealers and clearing organizations	216
Trading assets, at fair value	3,528
Due from affiliates – income taxes	30,091
Due from affiliates – service fees	19,573
Other assets	38,513
Liabilities	
Securities sold under repurchase agreements	626,095
Securities loaned	223,026
Payable to broker-dealers and clearing organizations	1,378
Payable to customers	28,729
Securities sold, not yet purchased, at fair value	10,359
Due to affiliates – service fees	479
Short-term note payable	571

Payable to customers represents an affiliate customer payable that does not meet the definition of customer under Rule 15c3-3.

10. Liabilities Subordinated to Claims of General Creditors

The Company has two $250,000 revolving subordinated loans which expire on July 29, 2016 and July 31, 2017, respectively. The two $250,000 revolving subordinated loans represent commitments by an affiliate to fund the Company and were not utilized as of October 31, 2013. The Company is not charged a fee for unutilized commitments.

(000's Omitted)

10. Liabilities Subordinated to Claims of General Creditors (continued)

The revolving liabilities are subordinated to all existing and future claims of all non-subordinated creditors of the Company. They have been approved as regulatory capital and would constitute part of the Company's net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1 (the "Uniform Net Capital Rule") and Commodity Futures Trading Commission ("CFTC") Regulation 1.17(d) and 1.17(h) if utilized by the Company.

11. Income Taxes

The Company is part of CIBC USA's consolidated group for purposes of filing its U.S. federal income tax return. For New York State ("NYS") and New York City ("NYC") income tax purposes, the Company is part of a banking corporation combined group with various affiliates.

Pursuant to a tax-sharing arrangement, CIBC USA arranges for the payment of U.S. federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from CIBC USA based upon its proportionate share of the group's total U.S. federal, state, and local tax liability.

Under ASC 740, temporary differences between carrying value and the tax basis of assets and liabilities are accounted for at future income tax rates. Under certain circumstances, estimates are used in determination of temporary differences.

As of October 31, 2013, the amount due from CIBC USA that pertains to income taxes was $30,091, recorded as due from affiliates – income taxes in the Consolidated Statement of Financial Condition. Included in that amount are net deferred tax assets of $42,079. The principal temporary differences that give rise to the Company's deferred tax assets are depreciation, deferred compensation and pension.

The Company has evaluated the potential impact of ASC 740 and has concluded that there are no tax positions requiring recognition, measurement or disclosure in the Consolidated Statement of Financial Condition, nor are there any events expected over the following fiscal year that would require recognition, measurement or disclosure in the Consolidated Statement of Financial Condition. The federal, NYS, and NYC income tax audits are closed for all tax years up to and including 2009. The statute of limitation for assessment or refund remains open for the tax years from 2010 to 2012.

(000's Omitted)

11. Income Taxes (continued)

As of October 31, 2013, the Company has no federal, NYS and NYC net operating loss ("NOL") carryforwards.

12. Commitments and Contingencies

Long-Term Lease Commitments

The Company leases office space, under non-cancelable operating leases expiring on various dates between 2014 and 2018. At October 31, 2013 aggregate minimum rental commitments for non-cancelable leases are as follows:

Year ending October 31:	
2014	$ 1,842
2015	362
2016	162
2017	71
2018	42
	$ 2,479

Some of the Company's leases contain escalation provisions for tax and operating expenses. In addition, some of the Company's leases contain provisions for optional renewal, which are at the Company's option with defined terms.

At October 31, 2013, the Company remained primarily liable for minimum rental commitments for leases on premises that have been surrendered to the landlord or subleased to a third-party tenant. The Company's commitments on these leases expire on various dates between 2014 and 2016. The Company expects to receive $711 which represents the minimum amount due from third-party tenants on non-cancelable subleases through 2015. The Company has $1,771 in reserves for any projected losses on these subleases.

(000's Omitted)

12. Commitments and Contingencies (continued)

Assigned Lease Commitments

In connection with the sale of its U.S. Wealth Management Division to Oppenheimer in 2003, the Company also remains contingently liable under the terms of the leases that have been assigned to Oppenheimer in the event of an Oppenheimer default. At October 31, 2013, future minimum rental payments for these leases for which the Company is contingently liable are as follows:

Year ending October 31:		
2014	$	3,632
2015		605
	$	4,237

Other Commitments

The Company enters into forward starting resell agreements (agreements that have a trade date at or prior to October 31, 2013 and settle subsequent to October 31, 2013) primarily collateralized by U.S. Government, agency and mortgage-backed securities. At October 31, 2013, these agreements have a carrying value of $610,000 of which $400,000 settles within 31 days and $210,000 settles after 91 days. These agreements are not recorded on the Company's statement of financial condition until the effective date of the transaction.

Litigation

The Company is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position. However, the outcome of any such matters, individually or in aggregate, may be material to the Company's operating results for a particular year.

(000's Omitted)

12. Commitments and Contingencies (continued)

As part of the January 2008 purchase and sale agreement between Oppenheimer and CIBC, Oppenheimer was required to pay the Company a deferred purchase price of at least $25,000 in April 2013. Oppenheimer has not paid the deferred purchase price (referred to in Note 3 above) to the Company and has placed the funds in escrow pending the outcome of legal proceedings. In June 2013, CIBC filed an arbitration claim against Oppenheimer for $25,000 plus statutory interest and attorney's fees.

In March 2013, a claim was filed in New York State Supreme Court against CIBC and the Company by Oppenheimer, Oppenheimer Holdings Inc. and OPY Credit Corp. seeking damages of approximately $176,000 relating to an alleged breach of a credit facility that CIBC entered into in connection with the sale of CIBC's capital markets business to Oppenheimer in January 2008 (see Note 17).

13. Employee Benefit and Other Compensation Plans

The Company participates in a defined contribution plan administered by an affiliate, which meets the requirements of Section 401(k) of the Internal Revenue Code. A plan participant may contribute between 2% and 50% of their base salary on a before tax or after tax basis, subject to Internal Revenue Service ("IRS") limitations. The Company matches up to 50% of a participant's contribution, up to 6% of the participant's base salary.

The Company also provides compensation to certain employees in the form of share-based awards and/or stock options of CIBC.

Using the Black-Scholes option-pricing model, the following weighted-average assumptions were used to determine the fair value of Parent company stock options on the date of grant:

Year ended October 31, 2013	
Weighted-average assumptions:	
Risk-free interest rate	1.88%
Expected dividend yield	5.76%
Expected share price volatility	20.94%
Expected life	6 years

13. Employee Benefit and Other Compensation Plans (continued)

Under the Employee Stock Option Plan ("ESOP"), stock options are periodically granted to selected employees. Options provide the employee with the right to purchase CIBC common shares from the Parent at a fixed price not less than the closing price of the shares on the trading day immediately preceding the grant date. In general, the options vest evenly over a four-year period and expire 10 years from the grant date.

Under the RSA and PSU plans, certain key employees are granted awards to receive the cash equivalent of CIBC common shares. RSAs and PSUs settle in the cash equivalent of CIBC common shares. In general, RSAs vest one-third annually beginning in the year after the grant and PSUs vest at the end of three years from the grant date.

Under an immunization agreement with the Parent, the Parent bears the risk of any fair value changes between grant date and measurement date. Included in other assets on the Consolidated Statement of Financial Condition is $38,511 which represents the receivable from the Parent for RSAs and PSUs granted to employees. Also, included in accrued employee compensation and benefits is $30,073 due to employees for RSAs and PSUs. Both the receivable from the Parent and the amount due to employees fluctuate based on the changes in the price of CIBC common shares.

14. Post-retirement Benefits

Healthcare

Through the CIBC World Markets Retiree Health and Life Insurance Benefits Plan which is administered by an affiliate, the Company currently provides certain healthcare and life insurance benefits to eligible retired employees. Eligible retirees share in the cost of the healthcare benefits. The Company and its affiliates share in the cost of the plan based on their respective number of active employees.

(000's Omitted)

14. Post-retirement Benefits (continued)

The discount rates used at October 31, 2013 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effect for the retiree healthcare plan were as follows:

At October 31, 2013	
Discount rate	4.80%
Initial healthcare trend rate	7.90%

The retiree healthcare plan is funded on a pay-as-you-go basis. Changes in the accumulated post-retirement benefit obligation for retiree benefit plans are as follows:

Benefit obligation at November 1, 2012	$ 20,228
Service cost	124
Interest cost	707
Actuarial gain	(2,964)
Benefits paid	(841)
Benefit obligation at October 31, 2013	$ 17,254

The benefit obligation related to the plan is recorded by an affiliate. The Company has paid the affiliate for its share of the obligation. Increasing the healthcare cost trend rates by one percentage point would have increased the post-retirement benefit obligation $212. A one percent decrease in healthcare cost trend rates would result in decreased post-retirement benefit obligation of $184.

Pension Benefits

The Company, other affiliates and U.S. employees of CIBC participate in the CIBC World Markets Retirement Plan for US Employees, the CIBC Unfunded Expatriate Retirement Income Plan and the CIBC Employment Contracts (collectively the "Pension Plan"). Under IRS regulations each of the affiliated companies is jointly and severally liable for the Pension Plan. The Pension Plan is a noncontributory defined benefit plan whose benefit payment formula is generally based upon a retired employee's length of service and a percentage of qualifying compensation during the final years of employment. The Company and its affiliates share in the cost of the Pension Plan based on their respective number of active employees. The Pension Plan

(000's Omitted)

14. Post-retirement Benefits (continued)

records do not enable the allocation of the Pension Plan by company, therefore the actuarial information presented is for the entire Pension Plan.

The discount rates at October 31, 2013 were used to measure the year end benefit obligations and the earnings effects for the subsequent year. Actuarial assumptions used to determine benefit obligations and earnings effects for the Pension Plan were as follows:

At October 31, 2013	
Discount rate	3.75%
Compensation increases	Varies by grade
Expected return on assets	7.00%

To determine the expected long-term rate of return on the Pension Plan's assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of Pension Plan assets. The affiliates' funding policy is to contribute the amount necessary to satisfy the IRS's funding standards. Contributions are intended to provide not only for benefits attributed to service to date, but also for those reasonably expected to be earned by employees in the future.

Benefit obligations are described in the following tables. Accumulated Benefit Obligations and Projected Benefit Obligations ("ABO" and "PBO") represent the obligations of the Pension Plan for past service as of the measurement date, October 31, 2013. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation levels.

The components of PBO:

PBO at November 1, 2012	$ 128,305
Service cost	1,639
Interest cost	4,667
Actuarial gain	(18,436)
Benefits paid	(3,335)
PBO at October 31, 2013	$ 112,840

The ABO at October 31, 2013 is $111,883.

(000's Omitted)

14. Post-retirement Benefits (continued)

The Pension Plan assets are held in a trust. Pension Plan fiduciaries set investment policies and strategies for the Pension Plan. Long-term strategic investment objectives include preserving the funded status of the Pension Plan and balancing risk and return. The Pension Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

The Pension Plan assets are described below:

Fair value of Pension Plan assets at November 1, 2012	$	82,094
Actual gain on Pension Plan assets		5,542
Employer contributions		5,554
Benefits paid		(3,335)
Fair value of Pension Plan assets at October 31, 2013	$	89,855

As of October 31, 2013, the Pension Plan was underfunded by $22,985, which is the difference between the fair value of Pension Plan assets and the pension benefit obligation.

The following is a description of the valuation methodologies used for Pension Plan assets measured at fair value:

Registered investment companies: Valued at the net asset value ("NAV") of shares based on quoted prices in active markets for identical securities.

Money markets: Recorded at carrying value, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(000's Omitted)

14. Post-retirement Benefits (continued)

The following table sets forth by level, within the fair value hierarchy, the Pension Plan assets at fair value as of October 31, 2013:

	Assets at Fair Value as of October 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Total**
Registered investment companies:				
Debt Index	$ 41,634	$ –	$ –	$ 41,634
Equity Index	45,360	–	–	45,360
Money markets	–	2,861	–	2,861
Total assets, at fair value	$ 86,994	$ 2,861	$ –	$ 89,855

The weighted-average asset allocations are as follows:

At October 31, 2013	
Debt securities	46%
Equity securities	51
Other	3
Total	100%

15. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into securities transactions with various counterparties. If the securities subject to such transactions are not in the possession or control of the Company, the Company is subject to risk of loss if the security is not received and the fair value has increased over the contract amount of the transactions.

The Company enters into various transactions in financial instruments with off-balance sheet risk in order to meet the needs of its clients and to manage its exposure to market risks. These transactions include the purchase and sale of futures, and the writing of exchange-traded options. Each of these transactions contains varying degrees of off-balance sheet risk.

15. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Risks arise in financial futures, forward contracts and from unfavorable changes in currency exchange rates or in the market price of the underlying financial instruments. In written option contracts, the Company receives premiums at the outset and then bears the risk of unfavorable changes in fair values of the underlying instruments.

As an agent, the Company executes securities and commodities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the fair value of the security or commodity contract is different from the contract value of the transaction.

The Company may deliver securities as collateral in support of various secured financing sources such as bank loans, securities loaned agreements and repurchase agreements. In such circumstances, the Company may incur a loss up to the amount by which the fair value of the securities delivered exceeds the fair value of the loan or other collateral received or in the possession or control of the Company. Additionally, the Company delivers customer securities as collateral to satisfy margin requirements of various exchanges. In the event the counterparty is unable to meet its contractual obligation to return customer securities delivered as collateral, the Company may be obligated to purchase the securities in order to return them to the customer.

As a general partner, the Company may be liable for the obligations of various limited partnerships engaged primarily in securities investments and real-estate activities. Such liabilities, if any, for the obligations of the partnerships are not expected in the aggregate to have a material adverse effect on the Company's financial position.

The majority of the Company's transactions and its credit exposures are with customers, broker-dealers and other financial institutions in the United States. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

(000's Omitted)

15. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial conditions and credit ratings. In addition, the Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

16. Net Capital Requirements

As a SEC registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), the Company is subject to the Uniform Net Capital Rule. The Company has elected to use the alternative method, permitted by the Uniform Net Capital Rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $1,500 or 2% of aggregate debit items arising from customer transactions, as defined. FINRA may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than 5% of aggregate debit items. As an introducing broker regulated by the National Futures Association, the Company is subject to the minimum net capital requirements adopted and administered by the CFTC and by certain commodity exchanges in the United States and in foreign locations. In the United States, the Company is required to maintain adjusted net capital (as defined by the CFTC) equivalent to or in excess of $45 or the minimum amount required by the Uniform Net Capital Rule, whichever is greater.

As of October 31, 2013, the Company's net capital under the Uniform Net Capital Rule was $591,554. The amounts in excess of the greater of the minimum amount required by the Uniform Net Capital Rule or the CFTC minimum requirement, and the greater of 5% of aggregate debit items or $1,800 or the CFTC early warning level were $590,054 and $589,754 respectively.

The financial information of the Company's subsidiaries is included in the accompanying Consolidated Statement of Financial Condition but not included in the Company's unconsolidated net capital computation.

(000's Omitted)

16. Net Capital Requirements

As of October 31, 2013, these balances consisted of:

	Totals per Unconsolidated Form 17A-5	Subsidiary Balances	Effect of Intercompany Eliminations	Totals per Consolidated Statement of Financial Condition
Assets	$ 2,397,407	$ 715	$ (482)	$ 2,397,640
Liabilities	1,594,515	2	231	1,594,748

17. Subsequent Event

In November 2013, the court dismissed all claims brought by Oppenheimer and Oppenheimer Holdings Inc. against CIBC and the Company and reduced the claim to one cause of action, a claim by OPY Credit Corp. alleging CIBC breached the credit facility.

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